  Exhibit 99.1

High Tide Recaps Key Milestones of 2024

CALGARY, AB, Dec. 30, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to reflect on its key milestones for 2024, a year that saw the Company again achieve record growth while delivering on key publicly communicated objectives. From generating positive free cash flow for five consecutive quarters to launching its disruptive Cabana Club program in the United States and Europe, all while closing 2024 as the top revenue-generating cannabis company in Canada1 for the third consecutive year, the Company continues to grow rapidly, largely utilizing internal cash flow.

High Tide's 2024 Highlights:

  Delivered continued rapid growth in its unique membership program, which remains the largest such bricks-and-mortar cannabis loyalty program in Canada, with over 1.55 million Cabana Club members and over 57,000 ELITE members
  Added 29 new Canna Cabana locations in 2024, closing the year at 191 stores across Canada
  Delivered positive net income for two consecutive quarters, an annualized revenue run rate of over $525 million dollars, five consecutive quarters of positive free cash flow with trailing free cash flow totaling $21.8 million, and a cash-on-hand balance of $35.3 million, a record.
  Achieved 12% market share across the five Canadian provinces where Canna Cabana has a presence2
  Over the past three years, the Company's same-store sales are up 118%, while the average operator experienced a decline of 21% during this time period3
  Realized annualized retail sales per square foot of $1,658 across the Canna Cabana store network during the third fiscal quarter of 2024, higher than best-in-class retailers like Wal-Mart, Target, Canadian Tire and many others4
  Expanded the first-of-its-kind and innovative Cabana Club membership program across the entirety of the United States (U.S.) through cabanaclubusa.com, as well as the European Union (EU) and the United Kingdom (UK) through cabanaclub.eu, building on its existing international customer base of over 4 million
  Was recognized as a Top 10 Ranked Company in the Diversified Industries Sector by the TSX Venture 50 for 2024, and achieved a ranking of 87 out of 417 in the Globe and Mail's annual ranking of Canada's "Top Growing Companies" with 486% revenue growth over three years, marking the fourth year in a row the Company made this list
  Expanded its premium white-label offerings by acquiring the well-established Queen of Bud brand
  Increased research coverage to seven equity research analysts
  Launched its next-gen Canna Cabana 2.0 Website
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[1]Ranking relates to companies reporting in CAD, as reported by: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/
[2]Market share reflects the months of May and June 2024, per publicly available Statistics Canada data
[3]Per publicly available data provided by Statistics Canada and provincial regulators
[4]Source: Respective company filings

"This year has been extraordinary for High Tide from an operational, financial, and growth perspective," said Raj Grover, Founder and Chief Executive Officer of High Tide. "Through disciplined growth and a relentless focus on the bottom line, we achieved two consecutive quarters of net income, five straight quarters of positive free cash flow, and SG&A at its lowest level in four years. Not only did we achieve rapid organic growth powered primarily by internally generated cash, but we also closed the last quarter with the highest cash-on-hand balance in our history.

"The Cabana Club continues to be our crown jewel, now boasting over 1.55 million members in Canada, including 57,000 ELITE members. This success has driven our 12% market share in Canadian brick-and-mortar sales, and its recent rollout in the U.S. and Europe is already showing encouraging results. To accelerate our international growth, we are gearing up to expand further in the European cannabis market early next year.

"While we're closing 2024 on a high note, I am beyond excited about what 2025 holds. At High Tide, we've always set bold ambitions, and seeing those dreams materialize is truly inspiring. I want to extend my deepest gratitude to our customers, shareholders, and team members—your unwavering support and dedication make all of this possible. With everything we've accomplished so far, I'm confident that our best is still ahead of us," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count5. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 191 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

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5As reported by ATB Capital Markets based on store counts as of February 8, 2024

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the effect of the company performance on the capital markets, the Company remaining on a positive growth trajectory, the ability of the Company to expand into Europe on the timeline indicated herein, and our ability to grow our bricks and mortar footprint in Canada. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 30-DEC-24